Mail Stop 3561

      							 August 1, 2005

Mr. George Horowitz
Chairman and CEO
Everlast Worldwide, Inc.
1350 Broadway, Suite 2300
New York, NY 10018

      Re:    	Everlast Worldwide, Inc.
      	Form 10-K for the Fiscal Year Ended December 31, 2004
      	Filed on March 28, 2005
                	File No.  0-25918

Dear Mr. Horowitz:

	We have reviewed your response dated July 21, 2005 to our comment letter dated July 11, 2005 and have the following additional
comment.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 7-f

1. We note your responses to comment 4 in our letter dated June 1, 2005 and comment 10 in our letter dated June 20, 2005. Your responses do not sufficiently address the existence or absence of operating segments or components of an enterprise. Your reference to an inability to allocate operating expenses in your response letter
dated July 21, 2005 does not preclude you from disclosing the required segment financial and descriptive information. SFAS No. 131 requires you to make judgments and allocate amounts of profit or loss or assets to operating segments on a `reasonable basis` and provide a reconciliation of operating segments to consolidated balances and explanations of your allocations. Strong indicators of the existence of operating segments may include, but are not limited to, the following:
* Components of the enterprise engage in business activities which earn revenues and incurs expenses;
* The components operating results are regularly viewed by the chief operating decision maker;
* The manner the company is organized to make key operating decisions and to assess performance. Operating segments usually have segment managers directly responsible for maintaining direct communication with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segments;
and
* The entity has discrete financial information available for the operating segments.

Please tell us why you repeatedly refer to apparel, sporting goods and licensing activities in your response letters dated June 20 and
July 21, 2005 and Form 10-K. Include an explanation why you do or do not believe the entity has operating segments that specifically addresses all of the criteria in paragraphs 10 - 15 of SFAS No. 131.
Include in your response an organizational hierarchy chart for the company, an explanation of the functions or areas the company segregates within its management structure and all existing internal reports for which discrete financial information is available.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		You may contact Brian V. McAllister at (202) 551-3341 or,
Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. George Horowitz
Everlast Worldwide, Inc.
August 1, 2005
Page 1